Exhibit 99.1

MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

RANDALL W. JACKSON

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

ALISON Z. PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. AHO

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

STEVEN R. GREEN

MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL
ANDREW R. BROWNSTEIN MICHAEL H. BYOWITZ KENNETH B. FORREST BEN M. GERMANA SELWYN B. GOLDBERG PETER C. HEIN JB KELLY JOSEPH D. LARSON LAWRENCE S. MAKOW PHILIP MINDLIN THEODORE N. MIRVIS DAVID S. NEILL	TREVOR S. NORWITZ ERIC S. ROBINSON ERIC M. ROSOF MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA HEATHER D. CASTEEL FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA LEDINA GOCAJ ADAM M. GOGOLAK	ANGELA K. HERRING MICHAEL W. HOLT DONGHWA KIM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER
Direct Dial: (212) 403-1175 Direct Fax: (212) 403-2175 E-Mail: RAMcLeod@wlrk.com

November 15, 2024

Via E-mail (jducayet@sidley.com)

James W. Ducayet, Esq.

Partner

Sidley Austin LLP

One South Dearborn Street

Chicago, IL 60603

Re:	November 8, 2024 Response re: September 23, 2024 Letter Concerning Proposed Acquisition of Lifeway Foods, Inc. and Stockholders’ Agreement

Dear Counsel:

We write on behalf of Danone SA and Danone North America PBC (formerly known as Danone Foods, Inc.) (collectively, “Danone”) in response to your letter, dated November 8, 2024 (the “Letter”), on behalf of the Board of Directors of Lifeway Foods, Inc. (“Lifeway”).

James W. Ducayet, Esq.

November 15, 2024

Your Letter follows Lifeway’s rejection of Danone’s all-cash offer to acquire the outstanding shares of Lifeway for $25 per share—a premium of 59% over the three-month volume weighted average price—despite positive market reaction to the proposal. Your letter asserts that the October 1, 1999 Stockholders’ Agreement between Lifeway, Danone, and other stockholders (the “Shareholder Agreement”) is void ab initio, and it demands that Danone “agree to waive all of its rights under, and not seek to enforce any of its rights under,” it. You make these assertions and demands notwithstanding the fact that the parties have complied with this publicly filed agreement for over twenty-five years and voluntarily and mutually extended it on eight separate occasions.

The bases for the Letter’s assertions and demands are makeweight. The Shareholder Agreement is as valid today as it was in 1999 and in each year that Lifeway subsequently extended it. Danone waives none of its rights, and it demands that Lifeway (and its CEO, who is also party to the Shareholder Agreement) comply with its longstanding, legally required obligations.

1.	The Shareholder Agreement is Valid under Illinois Law.

Your Letter first cites a single provision of the Illinois Business Corporation Act to argue that all stockholders agreements must be unanimously agreed in writing by every stockholder of the corporation. That argument fundamentally misunderstands Illinois law.

Illinois law gives all corporations the broad and general power to enter contracts. See 805 ILCS 5/3.10(h) (“General powers. Each corporation shall have power . . . to make contracts.”). This grant of authority necessarily includes the power for corporations to enter into contracts with individuals or entities who are stockholders of those corporations. Consistent with the power to contract, Illinois courts have addressed, and repeatedly affirmed, the validity of contracts—like the Shareholder Agreement—that are entered into among stockholders and their corporation concerning how that corporation will be managed. And these contracts have been upheld without any requirement that each and every stockholder of the corporation sign onto the contracts themselves.

In Galler v. Galler, for example, the Illinois Supreme Court considered the validity of a non-unanimous stockholders agreement that provided for specific arrangements regarding the governance of a corporation—arrangements that were inconsistent with the default provisions of the Illinois corporation law. 32 Ill. 2d 16, 28 (1964). The plaintiff argued that the contract was invalid because it departed from the Corporation Law’s defaults. The Court nevertheless upheld the agreement as valid, and ruled that stockholder agreements like it would be upheld in the absence of fraud, undue prejudice to minority stockholders, injury to the public or creditors, or direct conflict with mandatory statutory law. Id. at 30.

James W. Ducayet, Esq.

November 15, 2024

Your Letter ignores all of this well-established law. Instead, it seeks to manufacture a conflict with 805 ILCS 5/7.71.1 That statute was adopted by the Illinois legislature to provide a safe harbor for voting agreements and other stockholder agreements where certain specific procedures are followed. See Ill. Prac. Business Organizations § 10:11 (2d ed.) (Section 5/7.71 “is not designed to supersede Galler, and a shareholder’s agreement can be upheld either under the statute or under the doctrine of the Galler case.”). It does not set forth any mandatory requirement of unanimity for all agreements among stockholders of Illinois corporations.

First, and contrary to your Letter’s assertion, 805 ILCS 5/7.71(a) does not say “shareholders must have unanimously agreed in writing to such an arrangement.” It says they “may” do so. The permissive language makes clear that the purpose of the statute is to allow parties to undertake voluntary additional steps (i.e., unanimity) to secure extra protection from judicial review. In cases of unanimity, there can be no concern for the interests of the minority stockholders because all of the stockholders will have assented to it, thereby justifying the supplemental “safe harbor” treatment of such agreements outlined in subsection (c) of the provision. In the absence of unanimity, such concerns may remain and the contracts may not have the benefit of the safe harbor, but the contracts remain facially valid. Here, of course, you do not (and cannot) assert any concern on behalf of minority stockholders, as Danone is a minority stockholder and you represent the corporation itself.

Second, nothing in the statute even purports to limit a corporation’s fundamental power to enter into non-unanimous agreements, as provided in 805 ILCS 5/3.10(h) and under Illinois common law. Subsection (e) of 805 ILCS 5/7.71 specifically states that the protections offered by the safe harbor are “cumulative,” and therefore supplemental to, the general ability of corporations to contract, and “does not limit any statute or rule of common law that is otherwise applicable to any corporation.” The statute therefore provides that it offers a means of additional protection; not that it is the exclusive means by which a corporation can enter into a stockholders’ agreement. What’s more, other provisions of the statute itself expressly contemplate that such agreements will not always be unanimous. For example, subsection (b) provides that agreements will not be enforceable against “any shareholder not a party to the agreement” unless such shareholder was on notice of it.

Your Letter cites no authority for the position that corporations are “functionally barred” in all cases from contracting with some but not all of their stockholders. No such authority exists. The cases you do cite stand merely for the generic proposition that contracts entered into without legal authority are void ab initio. That basic tenet of contract law is not at issue, because the parties had the authority to enter into the Shareholder Agreement under Illinois statutory and common law.

In fact, the very authority you cite illustrates the fundamentally flawed premise of your argument. In 1550 MP Road LLC v. Teamsters Local Union No. 700, the court considered a contract with an unincorporated labor association. Unlike corporations, voluntary unincorporated associations “have no right to . . . enter into contracts in their own names” under Illinois law, absent express statutory authorization. 433 Ill. Dec. 60, 67 (2019).

[1]	Your Letter cites “835 ILCS 5/7.71.” There is no such statute in Illinois. We presume you intended to refer to 805 ILCS 5/7.71.

James W. Ducayet, Esq.

November 15, 2024

That is, unincorporated associations may not enter into contracts unless they follow specific statutory procedures. To the extent they purport to do so without following those procedures, such contracts are void. But a corporation requires no such statutory authorization, because it possesses a default power to contract. 805 ILCS 5/3.10(h). Following the procedures in 805 ILCS 5/7.71 grants corporations additional protections, but does not condition or limit the default power to enter into contracts on the use of those special procedures, as was the situation in Teamsters.

Because corporations have the power to contract with their shareholders under longstanding Illinois law and statute, the Shareholder Agreement is valid and binding. 805 ILCS 5/7.71 provides an avenue for supplemental insulation from attack, but does not restrain corporations from contracting without obtaining such safe harbor.

2.	The Shareholder Agreement is not anticompetitive.

You separately assert that the Shareholder Agreement is void because it is purportedly anticompetitive and injurious to the public. This too is meritless. The agreement was entered into to facilitate collaboration between a still relatively nascent Lifeway2 and Danone—including Danone’s infusion of significant capital and, for a period of time, participation on the board, where it could provide some of its superior knowledge and insight.

The specific features you attack—Danone’s right of first refusal, provisions relating to share issuances, and consent right over claims related to health—are reasonable on their face.

Danone’s right of first refusal and rights with respect to share issuances not only help protect against legitimate concerns regarding dilution of Danone’s equity stake, but also add additional safeguards preventing Lifeway from freely passing along Danone’s sensitive business information to a competitor. Moreover, the right of first refusal reduces the risk that a sale to another competitor would itself be seen as anti-competitive, by preventing a situation where Lifeway could be viewed as a mere facilitating device for collaboration between two larger competitors. As to Danone’s consent right over Lifeway’s assertions about the health of its products, while Danone has not and does not review or take responsibility for Lifeway’s materials, Danone has a legitimate interest in avoiding potential liability arising from a company in which it has a substantial investment making unsubstantiated claims and reserves its rights in this area. Nor have you identified any authority in support of your positions beyond the same cases noted above standing for generic and uncontroversial propositions of law.

Your Letter goes on to state that these provisions “work public injury” on Lifeway’s shareholders “and the public at large,” and that they have bound all stockholders regardless of whether they have actual knowledge of the Shareholder Agreement, but it cites no evidence and no basis for these assertions. There is none. The Shareholder Agreement has been publicly filed and available to all shareholders since 1999 and there is no evidence that shareholders or “the public at large” have suffered any harm as a result of the Shareholder Agreement.

[2]	Lifeway’s equity market capitalization was significantly smaller than it is today at the time of Danone’s initial investment in 1999.

James W. Ducayet, Esq.

November 15, 2024

Finally, even if there were any plausible anticompetitive concern about any specific feature of the Shareholder Agreement, the agreement contains a severability clause that would strike down only the offending provisions and not the entire agreement. This independently defeats your argument that the agreement as a whole is invalid.

* * *

The Shareholder Agreement remains valid and in full effect, as it has been for over twenty-five years. Although we have refrained from commenting on every aspect of the Letter, this response should not be construed as an indication that we agree with any of the statements and characterizations set forth therein. Danone reserves all arguments and objections relating to the Letter and waives none of its privileges, rights, or defenses.

Sincerely,

/s/ Ryan A. McLeod

Ryan A. McLeod